EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, each dated February 20, 2020, with respect to the consolidated balance sheets of Enerplus Corporation as at December 31, 2019 and December 31, 2018, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019 included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-200583) on Form S-8 and the Registration Statements (No. 333-216844) on Form-10.

/s/ KPMG LLP
Chartered Professional Accountants

Calgary, Canada

February 20, 2020